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                                                                       EXHIBIT 1


REPORT TO SHAREHOLDERS
3RD QUARTER 2001
(U.S. DOLLARS)

Over the past quarter, International Uranium Corporation (the "Company") continued to evaluate and pursue alternate feed opportunities. Two proposals for alternate feed projects were submitted during the quarter, and the Company anticipates receiving a decision on those proposals in the next quarter. In addition to the alternate feed materials from the Company's two FUSRAP (Formerly Utilized Sites Remedial Action Program) contracts, material from Heritage Minerals began to arrive at the Mill. The Company anticipates receiving approximately 3,000 tons of this uranium bearing material, which was a waste stream from a monazite sand operation.

The Company is continuing to plan for a spring 2002 Mill run. During the current stand-by period Mill personnel continue to receive alternate feed material and perform the necessary modifications to the Mill to ensure a smooth start-up. Metallurgical test programs for potential alternate feed projects were also performed in support of the Company's alternate feed program. During the last quarter, the Company began efforts to prepare Cell 4A for potential refurbishment, which will increase the Mill's tailings capacity for future contracts. The design and permitting process is well underway.

In August, the Company completed the sale of its Reno Creek in-situ leach project located in northeastern Wyoming. The buyer assumed all of the reclamation obligations associated with the property. The sale of the Company's Colorado Plateau and Arizona Strip uranium mining assets continues but progress is slow given the recent softening in the uranium market. After a 30% increase in price over the first five months of 2001, from $7.00 to $9.10 per pound U3O8, market optimism dampened due to a lack of demand and other factors. As a result, the price remains at approximately $9.00 per pound and current forecasts are for it to remain at this level for the remainder of the year.

The Company continues to hold approximately 568,000 pounds of vanadium inventory, of which approximately 144,000 pounds is under contract and the remainder of which the Company intends to sell as vanadium prices strengthen. Vanadium prices continued to be in the lower range of their historical value, trading from $1.25 to $1.55 per pound V2O5 throughout the quarter, and are currently trading in the $1.30 to $1.50 per pound V2O5 range.

IUC recorded a net loss of $1,274,500 ($0.02 per share) and $3,020,492 ($0.05 per share) for the third quarter and first nine months of fiscal 2001, as compared to a net loss of $1,661,603 ($0.03 per share) and $2,640,341 ($0.04 per share) for the third quarter and first nine months of fiscal 2000. The losses for fiscal 2001 were partially due to the fact that the Company's White Mesa Mill was on stand-by during the first nine months of fiscal 2001 and did not generate revenues from the processing of alternate feed materials, combined with the fact that, having sold all of its uranium inventory and uranium contracts in fiscal 2000, the Company had no revenues from uranium sales in fiscal 2001. Nevertheless, the Company's cash position has remained strong at $11,898,113 at June 30, 2001, as compared to $11,650,600 at September 30, 2000, due to the receipt of alternate feed materials at the Mill during the period and continued efforts to reduce overhead expenditures.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The following discussion and analysis of the financial condition and results of operations for International Uranium Corporation ("IUC" or the "Company") for the period ended June 30, 2001 should be read in conjunction with the consolidated financial statements and accompanying notes. The consolidated financial statements are prepared in accordance with generally accepted accounting principles in Canada.


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RESULTS OF OPERATIONS

REVENUES

Revenues for the third quarter and first nine months of fiscal 2001 consisted primarily of process milling fees generated under the Company's alternate feed processing agreements. The Company receives a recycling fee as alternate feed materials are delivered to the Mill. A portion of the fees, equal to the costs that are incurred receiving materials, is recognized as revenue, while the remaining recycling fees are recorded as deferred revenue until the material is processed. Revenues for the third quarter and first nine months of fiscal 2001 were $153,147 and $722,280 respectively, as compared to $3,273,616 and $9,431,424 for the third quarter and first nine months of fiscal 2000. The decreases were a combination of the fact that, because the Company sold all of its remaining long-term uranium sales contracts and uranium in fiscal 2000, there have been no uranium sales revenues in fiscal 2001 and the fact that the Company has postponed the majority of its vanadium sales until prices strengthen.

COST OF PRODUCTS AND SERVICES SOLD

Alternate feed processing activities for the third quarter and first nine months of fiscal 2001 consisted of the receipt, sampling and analysis of the Ashland 1 and Linde materials. Process milling expenditures for the third quarter and first nine months of fiscal 2001 of $153,147 and $560,509 respectively, increased $43,443 and $197,771 as compared to $109,704 and $362,738 for the comparable periods in fiscal 2000. The increase was due to the higher volume of materials received during the third quarter and first nine months of fiscal 2001 as compared to fiscal 2000. Approximately 20,000 tons of material was received during the third quarter bringing the total received at the White Mesa Mill to over 197,000 tons from the Ashland 1 and Linde sites.

MILL STAND-BY

Mill stand-by expenses consist primarily of payroll and related expenses for personnel, parts and supplies, contract services and other overhead expenditures required to maintain the Mill in a stand-by mode. Mill stand-by expenses for the third quarter and first nine months of fiscal 2001, which were $653,617 and $1,991,087 respectively, increased $484 and $521,064 as compared to $653,133 and $1,470,023 for the comparable periods in fiscal 2000. The increase of $521,064 during the comparable year to date periods was due to nine months of stand-by during fiscal 2001 versus three months in fiscal 2000.

SELLING, GENERAL AND ADMINISTRATIVE

Selling, general and administrative expenses consist primarily of payroll and related expenses for personnel, legal, contract services and other overhead expenditures. Selling, general and administrative expenses for the third quarter and first nine months of fiscal 2001 were $485,432 and $1,572,725 respectively. This represents a decrease of $420,152 or 46% and $1,555,863 or 50% as compared to expenditure levels of $905,584 and $3,128,588 for the comparable periods in fiscal 2000. The decrease was primarily due to the Company's decision during fiscal 2000 to significantly reduce overhead costs. The Company anticipates that selling, general and administrative expenses for the remainder of fiscal 2001 will increase slightly as the Company expands its alternate feed business development efforts.

OTHER INCOME AND EXPENSE

Net interest and other income for the third quarter and first nine months of fiscal 2001 was $341,918 and $1,018,928 respectively, as compared to a net loss of $726 and net income of $384,642 for the comparable periods in fiscal 2000. The increase of $342,644 and $634,286 for the third quarter and first


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nine months of fiscal 2001 is primarily the result of improved interest income from the higher cash balances available for investment, as well as a decrease in interest expense. Net interest and other income was also affected by the sale of land and surplus mining equipment. During the third quarter of fiscal 2000, the mining operations center and mining equipment located in Fredonia Arizona were sold, resulting in a net loss of $227,610.

CAPITAL RESOURCES AND LIQUIDITY

At June 30, 2001, the Company had cash and cash equivalents of $11,898,113 and marketable securities of $1,383,450 as compared to cash and cash equivalents of $11,650,600 and no marketable securities at September 30, 2000. The Company acquired the marketable securities at a cost of $1,383,450 in the second quarter of fiscal 2001 as a short-term investment. As of June 30, 2001 the market value of the securities was $1,755,000.

At June 30, 2001, the Company's working capital position was $14,888,083 as compared to $10,556,005 at September 30, 2000. The increase in working capital is primarily due to the Company's revised plan to delay processing of the Ashland 1 and Linde materials until the second quarter of fiscal 2002. As a result of this plan, deferred revenue of $11,991,730 was accounted for as a long-term liability. As the Ashland 1 and Linde materials are processed, the deferred revenue will be reclassified as revenue. The cost of processing will be recorded as process milling expenditures and the Company's cash position will decrease accordingly by the cost of processing.

Net cash used in operating activities was $1,262,640 for the first nine months of fiscal 2001 and consisted primarily of the loss from continuing operations of $3,020,492 offset by non-cash items of depreciation and amortization of $941,028, decreases to accounts receivable of $737,567 and the increase in Mill reclamation obligations of $300,663.

Net cash used in investing activities was $3,000,762 for the first nine months of fiscal 2001 and consisted primarily of increases in marketable securities of $1,383,450 and increases in restricted marketable securities of $1,480,094.

Net cash provided by financing activities was $4,510,914 for the first nine months of fiscal 2001 and consisted primarily of increases in deferred revenue of $4,524,138.

2001 FISCAL OUTLOOK

The Company anticipates that revenues will remain at existing levels until March 2002 when the Mill currently expects to begin processing alternate feed materials. Due to the decision to sell the uranium inventory and contracts, which occurred during the fourth quarter of fiscal 2000, the Company's revenue is dependent upon the processing of alternate feed materials. Therefore the Company continues to work towards developing the backlog necessary to operate the Mill efficiently on a continuous basis. Additional revenues will also be recognized as vanadium prices strengthen.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

The Company wishes to caution readers that disclosures made in the foregoing Financial Review and elsewhere in this Report to Shareholders represent forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties which may cause the actual results, performance, or achievements of the Company to be materially different from any future results, performance, or achievements expressed or implied by any forward-looking statements made by or on behalf of the Company.


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Risk factors that affect the Company's results and the above discussion include, but are not limited to, competition, environmental regulations, the ability to develop the alternate feed business, changes to reclamation requirements, dependence on a limited number of customers, volatility and sensitivity to market prices for uranium and vanadium, the impact of changes in foreign currencies' exchange rates, political risk arising from operating in Mongolia, changes in government regulation and policies including trade laws and policies, demand for nuclear power, replacement of reserves and production, receipt of permits and approvals from governmental authorities (including amendments for each alternate feed transaction) and other operating and development risks.

As a result of the foregoing and other factors, no assurance can be given as to the future results, levels of activity and achievement.


ON BEHALF OF THE BOARD

/s/ Ron F. Hochstein
Ron F. Hochstein
President and Chief Executive Officer
August 29, 2001